SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.2bn for 2Q07
Parent Company of Brazil’s Low-cost Airline Reports Quarterly Net Loss of R$35mm

São Paulo, August 8, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4; the “Company”), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), today announced financial results for the second quarter of 2007 (2Q07). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the second quarter of 2006 (2Q06). Consolidated results for the quarter include those of VRG since April 9, 2007. Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 3169-6800

IR Website:
www.voegol.com.br/ir

2Q07 Earnings Results
Webcast

Date:
Thursday, August 9, 2007

> In English
09:00 a.m. US EST
10:00 a.m. Brasília Time
Phone: +1 (973) 935-8751
Replay: +1 (973) 341-3080
Code: 8340918

> In Portuguese
10:30 a.m. US EST
11:30 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL

OPERATING & FINANCIAL HIGHLIGHTS

On April 9, 2007, the Company completed the acquisition of 100% of VRG for a total consideration of R$558.7mm (US$282.5mm), consisting of R$194.1mm paid in cash, net of cash acquired, and R$357.2mm in non-voting shares. Consolidated results for the quarter include those of VRG as of April 9, 2007, the date the Company assumed control of VRG.

Consolidated net loss for the quarter was R$35.4mm (US$18.3mm), representing a -3.1% net margin. Loss per share (EPS) was R$0.18 and loss per ADS was US$0.09. Losses were driven by the incorporation of VRG’s results, sub-optimal yields in the domestic market, unpredictable delays and unplanned cancellations, and also an intense press coverage, which reduced load factors.

Cash, cash equivalents and short-term investments totaled R$1.8bn, a decrease of R$203.2mm over 1Q07.

Consolidated operating cost per ASK (CASK) decreased 6.2% from 15.03 cents (R$) in 2Q06 to 14.10 cents (R$) in 2Q07. Non-fuel CASK decreased 6.2% to 8.5 cents (R$) mainly due to lower selling expenses per ASK and aircraft rent per ASK. VRG’s CASK was reduced by approximately 17% during intra-quarter.

Consolidated RPKs increased 64.6% from 3,523mm in 2Q06 to 5,800mm in 2Q07 and ASKs increased 86.1% from 4,741mm in 2Q06 to 8,824mm in 2Q07. Consolidated average load factor decreased 8.6 percentage points to 65.7% . GTA’s RPKs increased 40.8% from 3,523mm in 2Q06 to 4,959mm in 2Q07 and ASKs increased 52.2% from 4,741mm in 2Q06 to 7,215mm in 2Q07. GTA’s average load factor decreased 5.6 percentage points to 68.7% . VRG’s RPKs were 842mm in 2Q07 and ASKs were 1,609mm. VRG’s average load factor was 52.3% .

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Consolidated average passenger yields decreased 19.2% to 18.04 cents (R$), resulting in a RASK of 13.05 cents (R$), a 26.7% decrease vs. 2Q06. Average fares decreased 11.5% from R$190.0 to R$168.2. Ancillary revenues (cargo and other) increased 84.4% to R$105.5mm in the quarter. Net revenues reached R$1.2bn, representing growth of 36.4% . GTA’s average market share of domestic and international regular air transportation in 2Q07 was 39.9% and 13.5%, respectively, up from 34.0% and 4.8% in 2Q06. VRG’s average market share of domestic and international regular air transportation in 2Q07 was 3.8% and 10.7%, respectively.

GTA’s on-time arrivals and flight completion averaged, respectively, 99% and 97% (internal data) during 2Q07. VRG’s on-time arrivals and flight completion averaged, respectively, 90% and 91% (internal data) during 2Q07. GTA’s passenger complaints and lost baggage per 1,000 passengers averaged 2.16 and 0.42, respectively. VRG’s passenger complaints and lost baggage per 1,000 passengers averaged 1.46 and 1.40, respectively. Sales through the GOL website represented 81.3% of total GTA sales.

In 2Q07, GTA added 32 new daily flight frequencies and launched two new domestic destinations: Marabá and Cruzeiro do Sul, both in Brazil’s North region. With the addition of these two cities, GTA now serves 58 destinations. VRG added 16 new daily flight frequencies -- including one daily flight from Rio de Janeiro to Frankfurt -- serving 16 different destinations. In total, GTA and VRG now serve 62 different destinations, the largest of any Brazilian airline group.

Two Boeing 737-800 NG aircraft were added to the GTA fleet during 2Q07, increasing the total fleet to 69 aircraft. One Boeing 767-300 aircraft was added to the VRG fleet during 2Q07, increasing the total fleet to 19 aircraft. Five new 737-800 NGs will join the GTA fleet during 3Q07; two 737-800s and two 767-300s will join the VRG fleet in 3Q07.

In June 2007, GOL finalized agreements with two of North America’s most important airlines: Continental Airlines and Delta Airlines. Passengers flying with the two airlines are now able to purchase tickets on all routes served by GOL for connections in Brazil and South America. GOL should benefit from increased load factors and related revenue.

A net quarterly interest on shareholders’ equity and dividend payment of R$70.8mm (R$ 0.35 net per share and US$0.18 net per ADS) was approved at the June 14, 2007, Board Meeting and was paid on August 3, 2007, as interest on shareholders’ equity and dividends to shareholders of record as of June 25, 2007.

GOL’s shares presented average daily trading volumes of US$41.8mm (R$83.0mm) during 2Q07, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies. GOL ADRs had an average daily trading volume of US$24.0mm during 2Q07, as compared to US$31.0mm in 2Q06. GOL’s PN shares had an average daily trading volume of R$35.3mm in 2Q07, compared to R$10.3mm in 2Q06.

In April 2007, GOL was awarded the Latin American “Deal of the Year” from AirFinance Journal, the leading financial magazine serving the commercial aviation industry, for its 2006 perpetual bond offering. The offering raised US$200mm in capital, which will be used to partially finance a portion of the Company’s fleet expansion plan.

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Consolidated Financial & Operating Highlights			%		%
(US GAAP)	2Q07	2Q06	Change	1Q07	Change
RPKs (mm)	5,800	3,523	64.6%	4,894	18.5%
GTA	4,959	3,523	40.8%	4,894	1.3%
VRG (1)	842	-	-	-	-
ASKs (mm)	8,824	4,741	86.1%	7,010	25.9%
GTA	7,215	4,741	52.2%	7,010	2.9%
VRG (1)	1,609	-	-	-	-
Load Factor	65.7%	74.3%	-8.6 pp	69.8%	-4.1 pp
GTA	68.7%	74.3%	-5.6 pp	69.8%	-1.1 pp
VRG (1)	52.3%	-	-	-	-
Passenger Revenue per ASK (R$ cents)	11.86	16.60	-28.6%	13.91	-14.7%
Operating Revenue per ASK (R$ cents) (“RASK”)	13.05	17.80	-26.7%	14.85	-12.1%
Operating Cost per ASK (R$ cents) (“CASK”)	14.10	15.03	-6.2%	13.06	8.0%
Operating Cost ex-fuel per ASK (R$ cents)	8.48	9.04	-6.2%	7.91	7.2%
Breakeven Load Factor	71.0%	62.7%	+8.3 pp	61.4%	+9.6 pp
Net Revenues (R$ mm)	1,151.5	844.0	36.4%	1,041.3	10.6%
EBITDAR (R$ mm)	72.2	221.6	-67.4%	248.9	-71.0%
EBITDAR Margin	6.3%	26.3%	-20.0 pp	24.0%	-17.7 pp
Operating Income (R$ mm)	-93.4	132.3	nm	125.1	nm
Operating Margin	-8.1%	15.7%	nm	12.0%	nm
Pre-tax Income	-48.5	160.9	nm	159.7	nm
Pre-tax Income Margin	-4.2%	19.1%	nm	15.3%	nm
Net Income (R$ mm)	-35.4	106.7	nm	116.6	nm
Net Income Margin	-3.1%	12.6%	nm	11.2%	nm
Earnings per Share (R$)	(R$ 0.18)	R$ 0.54	nm	R$ 0.59	nm
Earnings per ADS Equivalent (US$)	($0.09)	$0.25	nm	$0.29	nm
Weighted average number of shares and ADSs,
basic (000)	197,306	196,039	0.7%	196,271	0.6%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.
(1) VRG data from of April 9, 2007.

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MANAGEMENT’S COMMENTS ON 2Q07 RESULTS

The second quarter of 2007 presented us with opportunities and challenges, which we expect will result in positive changes to Brazil’s air transportation industry. The second quarter presented a number of opportunities to continue GOL’s strong growth, including the acquisition of VRG, the company operating the VARIG trade name.

During the second quarter of 2007, GOL completed its acquisition of VRG, improved VRG’s operational efficiency and reduced its costs. GOL’s best management practices and proven low-cost strategies, which have changed industry standards in Brazil, are being implemented at VRG. “Since we began operations in 2001, we have demonstrated market leadership and become a world reference in our industry. We are bringing our revolutionary spirit to the long-haul market, in much the same way we have been changing how Brazilians and South Americans fly for the last six years,” said Constantino de Oliveira Junior, GOL’s President and CEO.

Problems with the coordination of the Brazilian air transportation system, combined with inclement weather which resulted in temporary airport closings, generated unacceptable flight delays and cancellations for customers. Congonhas airport, GOL’s third busiest airport and the busiest airport in Brazil, was the most affected as the main runway was temporarily closed for maintenance work from May 14 to June 29, 2007. Consequently, Brazilian authorities reduced daily operations and traffic at this airport. As GOL’s top priority is safety and quality of passenger service, the route network was adjusted and some connecting flights operated from Congonhas were shifted to the Guarulhos airport.

The recent air traffic re-alignment in the city of São Paulo, South America’s largest city and most important economic center, affects all airlines in Brazil. GOL is working with the government to resolve the problems and quickly return the Brazilian air transportation industry to regular and efficient standards of operation. “We believe that the current measures will bring needed change and additional investment to the industry’s infrastructure and we would like to reassure passengers that GOL is doing everything possible to guarantee safety and good service to all customers,” added CEO Oliveira.

As highlighted above, results in the second quarter of 2007 were impacted by the inclusion of VRG’s results, unpredictable delays and demand-suppressing cancellations, which put pressure on both yields and load factors. Passengers transported in 2Q07 increased 45.2% over 2Q06. Consolidated load factor decreased 8.6 percentage points to 65.7%, partially due to seasonal effects experienced in the second quarter. Even in this challenging environment, GOL maintained high aircraft utilization rates while further reducing costs and maintaining market cost leadership. Aircraft utilization was at 14.1 block hours per day (a 1.4% increase over 2Q06).

Operating costs per ASK, excluding fuel, decreased approximately 6.2% to 8.48 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 6.2% year-over-year and helped to decrease total operating cost per seat kilometer (CASK) by 6.2% to 14.10 cents (R$). Cost reductions per ASK were also driven by lower selling expenses and lower aircraft rent expenses, partially offset by lower productivity due to flight delays. “Our demonstrated ability to grow while continuing to reduce costs is a key success factor as we implement best practices into VRG’s operations, modernizing and standardizing the fleet, rejuvenating an 80-year old brand, and streamlining operating and administrative costs,” added Richard Lark, GOL’s Executive Vice President and CFO. The acquisition of VRG is exceeding the Company’s expectations. In terms of future perspectives, short and medium-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of five

- 4 / 23 -

Boeing 737-800 NG aircraft to the GTA fleet and the addition of two Boeing 737-800s plus two Boeing 767s to the VRG fleet in the third quarter of 2007 will increase 3Q07 ASKs by approximately 85%, as compared to GOL’s capacity in the same quarter of 2006.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and high quality customer service. “We are very proud that 66 million passengers have chosen to fly GOL, and we continue to make every effort to offer our customers the best in air travel: new, modern aircraft, frequent flights in major markets, an ever-expanding integrated route system and the lowest fares; all of which is made possible by our dedicated team of employees who are the key to our success," stated CEO Oliveira. “By remaining focused on our low-cost business model, while continuing to grow, innovate and provide the highest quality service through both GOL and VRG, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating consolidated revenues, principally revenues from passenger transportation, increased 36.4% to R$1.2bn, primarily due to an 86.1% increase in capacity and the incorporation of VRG revenues, which generated 64.6% more revenue passenger kilometers (RPK), offset by lower yields and load factors. GTA’s net revenues increased 14.2% to R$1.0bn. Seasonal effects contributed to a load factor reduction during a historically low-demand quarter in Brazil’s domestic air transportation market. VRG’s revenues totaled R$191.5mm. In 2Q07, GOL’s consolidated RPK growth was driven by a 56.3% increase in departures and 19.2% increase in stage length, offset by an 8.6 percentage point decrease in load factor to 65.7% . Consolidated RPKs grew 64.6% to 5,800mm and revenue passengers grew 45.2% to 6.2mm.

Average fares decreased 11.5% from R$190.0 to R$168.2 and yields decreased 19.2% to 18.0 cents (R$) per passenger kilometer, mainly due to a 19.2% increase in aircraft stage length. Consolidated operating revenues per ASK (“RASK”) decreased 26.7% to R$13.1 cents in 2Q07 (compared to R$17.8 cents in 2Q06).

The 86.1% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 32 new daily flight frequencies (including six night flights) and two new domestic destinations for GTA in 2Q07, as well as 16 new daily flight frequencies for VRG. The addition of 40.2 average operating aircraft compared to 2Q06 (from 47.2 to 87.4 average aircraft) drove the ASK increase. GTA’s domestic market share averaged 40% and VRG’s averaged 4% during the quarter. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay), Santiago (Chile) and Lima (Peru), GTA achieved a sharp increase in year-over-year international market share to 14% (share of Brazilian airlines flying to international destinations) in the same period. VRG’s international market share through its regular flights to Buenos Aires (Argentina), Bogota (Colombia), Caracas (Venezuela), and Frankfurt (Germany) was 11%. Approximately 16.5% of GOL’s consolidated RPKs were related to international passenger traffic in 2Q07.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$57.2mm to R$105.5mm.

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OPERATING EXPENSES

Total consolidated CASK decreased 6.2% to 14.10 cents (R$), due to lower selling expenses, a reduction in fuel prices and lower aircraft rent expenses per ASK, partially offset by lower productivity in the quarter due to delays and bottlenecks in the Brazilian air transportation system. Operating expenses per ASK excluding fuel decreased by 6.2% to 8.48 cents (R$). Total operating expenses increased 74.9%, reaching R$1,245.0mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of our operations (fleet and employee expansion and a higher volume of landing fees). The R$212.4mm increase in fuel expenses was due to an increase in fuel consumption and partially offset by lower fuel prices per liter in 2Q07. Breakeven load factor increased 8.3 percentage points to 71.0% vs. 62.7% in 2Q06.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 2Q07, 2Q06 and 1Q07 is as follows:

Operating Expenses (R$ cents / ASK)
	2Q07	2Q06	% Chg.	1Q07	% Chg.
Aircraft fuel	5.62	5.99	-6.2%	5.15	9.1%
Salaries, wages and benefits	2.02	1.90	6.3%	1.88	7.4%
Aircraft rent	1.54	1.55	-0.6%	1.36	13.2%
Sales and marketing	0.97	2.19	-55.7%	1.09	-11.0%
Landing fees	0.80	0.67	19.4%	0.78	2.6%
Aircraft and traffic servicing	1.13	0.86	31.4%	0.83	36.1%
Maintenance, materials and repairs	0.87	0.72	20.8%	0.66	31.8%
Depreciation	0.33	0.34	-2.9%	0.41	-19.5%
Other operating expenses	0.82	0.81	1.2%	0.90	-8.9%

Total operating expenses	14.10	15.03	-6.2%	13.06	8.0%

Operating expenses ex- fuel	8.48	9.04	-6.2%	7.91	7.2%

Operating Expenses (R$ million)
	2Q07	2Q06	% Chg.	1Q07	% Chg.
Aircraft fuel	496.2	283.8	74.9%	361.3	37.3%
Salaries, wages and benefits	178.1	90.2	97.5%	132.1	34.8%
Aircraft rent	136.1	73.4	85.3%	95.3	42.8%
Sales and marketing	85.8	103.6	-17.2%	76.6	12.0%
Landing fees	70.3	31.7	122.0%	55.0	27.8%
Aircraft and traffic servicing	100.0	40.6	146.5%	57.9	72.7%
Maintenance, materials and repairs	76.5	34.1	124.4%	46.2	65.6%
Depreciation	29.5	15.9	85.3%	28.5	3.5%
Other operating expenses	72.5	38.5	88.1%	63.3	14.5%

Total operating expenses	1,245.0	711.8	74.9%	916.2	35.9%

Operating expenses ex- fuel	748.8	428.0	75.0%	554.9	34.9%

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Aircraft fuel expenses per ASK decreased 6.2% over 2Q06 to 5.62 cents (R$), mainly due to lower fuel price per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped 737-800 SFP aircraft in the fleet, partially offset by an increase fuel consumption due to increase in flight hours related to airport bottlenecks). The decrease in average fuel price per liter over 2Q06 was primarily due to a 7.8% decrease of international crude oil (WTI) prices and a 1.8% decrease in Gulf Coast jet fuel prices, in addition to the 9.6% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 41%, 25%, 10% and 10% of its fuel requirements for 3Q07, 4Q07, 1Q08 and 2Q08, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 6.3% to 2.02 cents (R$) in 2Q07 -- primarily due to a 5% cost of living increase on salaries in December 2006 and a 84.2% increase in the number of full-time equivalent employees to 13,313 -- related to planned 2Q07 and 3Q07 capacity expansion, internalization of call center employees and lower productivity due to increased man hours due to flight delays in the quarter.

Aircraft rent per ASK decreased 0.6% to 1.54 cents (R$) in 2Q07, primarily due to a high aircraft utilization rate (14.1 block hours per day and 4.7% more ASKs per aircraft), a 9.6% appreciation of the Brazilian Real against the U.S. Dollar vs. 2Q06, and amortized gains on sale-leaseback transactions of eight 737-800 aircraft during 2Q07 (amortized over the term of the leases).

Sales and marketing expenses per ASK decreased 55.7% to 0.97 cents (R$) due primarily to a reduction in sales commissions due to reductions in travel agency commissions effected in January of this year, a reduction in publicity and advertising expenses, and a higher aircraft utilization rate (4.7% more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (81.3%) and its call center (10.8%) .

Landing fees per ASK increased 19.4% to 0.80 cents (R$), due to a 21% increase in landing tariffs effected June 2006 and an increase in landings at international airports (with higher tariffs), partially offset by a 19.2% increase in average stage length and a higher aircraft utilization rate (4.7% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 31.4% to 1.13 cents (R$), mainly due to higher ground handling services expenses (landings increased 60.9%) and increases in consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate (14.1 block hours per day and 4.7% more ASKs per aircraft).

Maintenance, materials and repairs per ASK increased 20.8% to 0.87 cents (R$), primarily due to a higher number of scheduled maintenance services during 2Q07, partially offset by a 9.6% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of nine engines in the amount of R$17.7mm; the use of spare parts inventory in the amount of R$17.1mm and the repair of rotable materials in the amount of R$12.6mm.

Depreciation per ASK decreased 2.9% to 0.33 cents (R$), partially offset by a higher amount of fixed assets (mainly spare parts inventory), an increase of R$4.5mm related to depreciation of five new 737-800 NG aircraft which entered the fleet between 4Q06 and 2Q07, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 0.82 cents (R$), a 1.2% increase when compared to the same period of the previous year, due to an increase in travel expenses and lodging for flight crews due to cancelled flights, direct passenger expenses and bad debt expenses. Insurance expenses were 0.15 cents (R$) per ASK (R$10.6mm total), a 5.3% increase over 2Q06.

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COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 4.75 cent (R$) RASK decrease partially offset by a CASK decrease of 0.93 cents (R$), resulted in a decrease of EBITDA per available seat kilometer to -0.72 cents (R$) in 2Q07. EBITDA totaled -R$63.9mm in the period compared to R$148.2mm in 2Q06 and R$153.6mm in 1Q07.

EBITDAR Calculation (R$ cents / ASK)
	2Q07	2Q06	Chg. %	1Q07	Chg. %
Net Revenues	13.05	17.80	-26.7%	14.85	-12.1%
Operating Expenses	14.10	15.03	-6.2%	13.06	8.0%

EBIT	-1.05	2.77	-137.9%	1.79	-158.7%
Depreciation & Amortization	0.33	0.34	-2.9%	0.41	-19.5%

EBITDA	-0.72	3.11	-123.2%	2.20	-132.7%
EBITDA Margin	-5.5%	17.5%	-23.0 pp	14.8%	-20.3 pp
Aircraft Rent	1.54	1.55	-0.6%	1.36	13.2%

EBITDAR	0.82	4.66	-82.4%	3.56	-77.0%
EBITDAR Margin	6.3%	26.2%	-19.9 pp	24.0%	-17.7 pp

EBITDAR Calculation (R$ million)
	2Q07	2Q06	Chg. %	1Q07	Chg. %
Net Revenues	1,151.5	844.0	36.4%	1,041.3	10.6%
Operating Expenses	1,244.9	711.8	74.9%	916.2	35.9%

EBIT	-93.4	132.3	-170.6%	125.1	-174.7%
Depreciation & Amortization	29.5	15.9	85.3%	28.5	3.5%

EBITDA	-63.9	148.2	-143.1%	153.6	-141.6%
EBITDA Margin	-5.5%	17.5%	-23.0 pp	14.8%	-20.3 pp
Aircraft Rent	136.1	73.4	85.3%	95.3	42.8%

EBITDAR	72.2	221.6	-67.4%	248.9	-71.0%
EBITDAR Margin	6.3%	26.2%	-19.9 pp	24.0%	-17.7 pp

Aircraft rent represents a significant operating expense for GOL. As GOL today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for our investors and users of our financial statements. On a per ASK basis, EBITDAR was 0.82 cents (R$) in 2Q07, compared to 4.66 cents (R$) in 2Q06. EBITDAR amounted to R$72.2mm in 2Q07, compared to R$221.6mm in the same period last year and R$248.9mm in 1Q07.

_______________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 23 -

FINANCIAL RESULTS AND TAXES

Net financial income increased R$16.4mm. Interest expense increased R$17.3mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$37.0mm primarily due to a higher volume of cash and short-term investments versus 2Q06, and was partially offset by a 4.2 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	2Q07	2Q06	1Q07
Interest expense	(40,991)	(23,649)	(27,024)
Capitalized interest	4,089	4,355	4,617
Interest and investment income	72,879	35,878	88,606
Other gains (losses)	8,983	12,009	(31,558)
Net Financial Results	44,960	28,593	34,641

The acquisition of VRG generated approximately R$400mm of future tax benefits. The Company recognized a tax benefit of approximately R$200mm from the acquisition of VRG, which is part of the net assets acquired in USGAAP, and was recognized in BRGAAP earnings in the quarter. Additionally, the Company registered a net goodwill of R$788mm in BRGAAP, which can be deductible against future earnings.

NET INCOME AND EARNINGS PER SHARE

Reported net loss in 2Q07 was R$35.4mm, representing a 3.1% net loss margin, vs. R$106.7mm of net income in 2Q06.

Reported net loss per share, basic, was R$0.18 in 2Q07 compared to net earnings per share of R$0.54 in 2Q06. Basic weighted average shares outstanding were 197,305,722 in 2Q07 and 196,039,449 in 2Q06. Reported net loss per share, diluted, was R$0.18 in 2Q07 compared to net earnings per share of R$0.54 in 2Q06. Fully-diluted weighted average shares outstanding were 197,305,722 in 2Q07 and 196,166,416 in 2Q06.

Reported net loss per ADS, basic, was US$0.09 in 2Q07 compared to net earnings per ADS of US$0.25 in 2Q06. Basic weighted average ADS outstanding were 197,305,722 in 2Q07 and 196,039,449 in 2Q06. Reported net loss per ADS, diluted, was US$0.09 in 2Q07 compared to net earnings per ADS of US$0.25 in 2Q06. Fully-diluted weighted average ADS outstanding were 197,305,722 in 2Q07 and 196,166,416 in 2Q06.

2Q07 earnings per share in BRGAAP were R$0.78 (US$0.40 per ADS). 2Q07 net income in BRGAAP was R$157.1mm (US$81.4mm), representing a net margin of 13.6% . Based on GOL’s quarterly dividend policy for fiscal 2007, Management recommended a net payment to common and preferred shareholders of R$0.35 per share. The gross total payout approved for 2Q07

- 9 / 23 -

was R$76.0mm (R$70.8mm net of withholding tax – consisting of R$29.6mm paid as interest on shareholders’ equity and R$41.2mm paid in dividends, both to shareholders of record on June 26, 2007) equivalent to, approximately, R$0.3500 per share and US$0.1813 per ADS.

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$203.2mm during 2Q07, mainly due to the cash used in the acquisition of VRG. Cash used in operating activities was R$23.0mm, mainly due to an increase in accounts receivable (R$70.5mm) and an increase in deposits with lessors (R$59.5mm), partially offset by an increase in air traffic liability (R$86.5mm) and an increase in accounts payable (R$76.6mm) .

Net cash used in investing activities was R$253.0mm, consisting primarily of R$194.1mm for the VRG acquisition (net of cash acquired) and of acquisition of property and equipment of R$118.5mm, partially offset by returns of pre-delivery deposits in the amount of R$80.0mm.

Net cash provided by financing activities during 2Q07 was R$72.8mm, mainly due to an increase in short-term borrowings of R$206.6mm, partially offset by R$76.2mm in dividends paid.

Cash Flow Summary (R$ million)	2Q07	2Q06	% Change	1Q07	% Change
Net cash provided by (used in) operating activities	(23.0)	2.1	nm	(25.8)	-10.9%
Net cash used in investing activities[1]	(253.0)	(152.1)	66.3%	(188.5)	34.2%
Net cash provided by financing activities	72.8	492.5	-85.2%	470.3	-84.5%

Net increase in cash, cash equivalents & short term	(203.2)	342.5	nm	256.0	nm
investments

1.	Excluding R$138.3mm in 2Q07, R$(245.4)mm in 2Q06 and R$81.6mm in 1Q07 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position on June 30, 2007, was R$1,759.1mm, a decrease of R$203.2mm over 1Q07. The Company’s total liquidity was R$2,522.2mm (cash, short-term investments and accounts receivable) at the end of 2Q07. The Company had R$644.8mm on deposit with lessors, of which R$326.0mm were deposits for future maintenance expenses. The Company also had R$478.9mm deposited with Boeing as advances for aircraft acquisitions. On June 30, 2007, the Company had 11 revolving lines of credit allowing borrowings up to R$532.0mm; the amount under these lines of credit was R$382.7mm.

Cash Position and Debt (R$ million)	6/30/2007	3/31/2007	% Change
Cash, cash equivalents & short-term investments	1,759.1	1,962.3	-10.4%
Short-term debt	382.7	176.1	117.3%
Long-term debt	1,444.7	1,431.4	0.9%

Net cash	(68.3)	354.8	nm

- 10 / 23 -

GOL currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On June 30, 2007, the Company leased 81 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2018, and has seven aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of June 30, 2007, the Company had 74 firm orders (net of 13 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$5.3bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of June 30, 2007, GOL has made deposits in the amount of US$248.1mm related to these orders. The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of June 30, 2007:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt obligations	27,720	145,769	29,485	28,793	28,854	523,438	784,059
Pre-delivery deposits	221,493	279,545	311,041	271,962	126,113	2,946	1,213,100
Aircraft purchase	2,054,183	1,327,258	1,500,076	2,942,438	2,178,798	147,295	10,150,048
commitments

Total	2,303,396	1,752,572	1,840,602	3,243,193	2,333,765	673,679	12,147,207

Expected fleet growth from 2007 to 2012 is as follows:

Fleet Plan	2007	2008	2009	2010	2011	2012
GTA: 141-seats B 737-300	13	8	5	-	-	-
VRG: 141-seats B 737-300	9	4	-	-	-	-
GTA: 144-seats B 737-700 NG	30	28	21	20	10	10
VRG: 132-seats B 737-700 NG	-	2	6	7	8	9
GTA: 177-seats B 737-800 NG	12	13	11	7	6	5
GTA: 187-seats B 737-800 NG	24	33	49	65	78	86
VRG: 177-seats B 737-800 NG	5	10	10	11	13	15
VRG: 275-seats B 767-300 ER	10	14	16	16	17	18

Total	103	112	118	126	132	143

- 11 / 23 -

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter are presented below:

Returns (US GAAP)	LTM 2Q07	LTM 2Q06	% Change	LTM 1Q07	% Change
Net Revenues / Aircraft (US$000)	32,891	36,844	-10.7%	34,874	-5.7%
Operating Profit / Aircraft (US$000)	3,111	8,172	-61.9%	6,434	-51.6%
Net Revenues / ASK (US$ cents)	8.0	8.8	-9.1%	8.6	-7.0%
Operating Profit / ASK (US$ cents)	0.7	1.9	-63.2%	1.6	-56.3%
ROE (1)	14.5%	24.4%	-9.9 pp	25.8%	-11.3 pp
ROA (2)	5.9%	11.6%	-5.7 pp	13.4%	-7.5 pp
LTM Net Dividend Yield (3)	1.9%	0.8%	+1.1 pp	2.0%	-0.1 pp

(1) Net Income / Net Equity
(2) Net Income / Total Assets
(3) LTM Dividend / Share Price at period end

OUTLOOK

GOL continues to invest in its successful low-cost business model. We continue to evaluate opportunities to expand our operations by adding new flights in Brazil, as well as expanding into other high-traffic centers. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from the cost savings associated with our Aircraft Maintenance Facility, and improve upon our cost-efficient distribution channels. Through the VARIG trade name, VRG will provide an attractive service offering to business travelers in the domestic market and offer new services to high-traffic destinations in South America, North America and Europe.

The air passenger transportation market in Brazil remains largely under-penetrated, and increasing available seats at low fares is important for the continued development of the sector and the economy. Recent bottlenecks in the Brazilian air transport system are being addressed through network realignment and investments at Brazil’s major airports. Adjustments in flight networks are expected to alleviate congestion in São Paulo’s Congonhas Airport (responsible for 15% of the Company’s consolidated passenger traffic). The scheduled addition of five aircraft to the GTA fleet in the third quarter of 2007 plus four in the VRG fleet will permit an 85% increase in available seat capacity over GOL’s reported capacity in 2Q06.

For the third quarter of 2007, we expect consolidated load factors in the range of 67-69% (a two to three point increase vs. 2Q07), with consolidated passenger yields in the range of R$21-22 cents (an increase

- 12 / 23 -

of approximately 19% vs. 2Q07). For the third quarter, we expect consolidated non-fuel CASK to be in the range of R$8.0 cents. We expect that the incorporation of larger, more fuel-efficient aircraft and reductions in jet fuel prices will reduce our fuel costs per ASK by over 15% in 3Q07 in year-over-year comparison. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

In the full year 2007, we plan to increase revenues by over 45% while reducing unit costs by more than 13%. We expect to stimulate air travel demand in the middle and lower income segments through our innovative payment mechanisms. We do not expect planned alterations in flight networks to have a negative impact on results of operations.

Financial guidance for 2007 is based on planned capacity expansion and the expected high demand for our passenger transportation services both domestically and internationally, driven by strong Brazilian economic fundamentals and demand-stimulating fares. We plan to finish the year with 103 aircraft in the combined GTA and VRG fleets. Our planned ASK increase of approximately 80% will allow us to adequately serve expected passenger demand and add new routes and markets in Brazil, South America, Europe and North America in 2007 and 2008. Average load factors for the year are expected to be in the 68-70% range. Passenger yields are expected to decrease approximately 12% in the full year 2007, primarily due to an increased stage length, and RASK in the full-year comparison is expected to decrease approximately 18%.

Our projections are for a 2007 full-year EPS in the range of R$3.00 to R$3.50, reflecting the impact of lower loads and yields. Full-year non-fuel CASK is expected to be in the R$8.0 cent range, representing a 13% reduction over 2006. Fuel costs per ASK are expected to decrease over 12% in the year, due to larger more fuel-efficient aircraft and lower fuel prices. Full-year operating margins are expected to be in the 12 to 15% range. We plan to continue to popularize air travel through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

Financial Outlook (US GAAP)	2007 - Previous	2007 - Revised
ASK Growth	+/- 80%	+/- 80%
Average Load Factor	+/- 72%	+/- 68 - 70%
Net Revenues (billion)	+/- R$6.0	+/- R$5.5 - R$5.7
Non-fuel CASK (R$)	+/- 8.1 cents	+/- 8.0 cents
Operating Margin	+/- 18%	+/- 12 - 15%
Earnings per Share	R$3.70 - R$4.20	R$3.00 - R$3.50

- 13 / 23 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 23 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 12 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Florianópolis, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also offers 18 daily flights to four international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 023 859 1250 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America
MVL Comunicação; D. Barbará and E.	Media – U.S. & Europe
Oliveira	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0349 / 0341	Ph: +1 (212) 704-4448 / 704-8196
E-mail: daniela.barbara@mvl.com.br;	E-mail: gabriela.juncadella@edelman.com
eduardo.oliveira@mvl.com.br	meaghan.smith@edelman.com

- 15 / 23 -

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 16 / 23 -

Consolidated Operating Data
US GAAP - Unaudited
	2Q07	2Q06	% Change

Revenue Passengers (000)	6,221	4,283	45.2%
GTA	5,523	4,283	29.0%
VRG (1)	698	-	-
Revenue Passengers Kilometers (RPK) (mm)	5,800	3,523	64.6%
GTA	4,959	3,523	40.7%
VRG (1)	842	-	-
Available Seat Kilometers (ASK) (mm)	8,824	4,741	86.1%
GTA	7,215	4,741	52.2%
VRG (1)	1,609	-	-
Load factor	65.7%	74.3%	-8.6 pp
GTA	68.7%	74.3%	-5.6 pp
VRG (1)	52.3%	-	-
Break-even load factor	71.0%	62.7%	+8.3 pp
Aircraft utilization (block hours per day)	14.1	13.9	1.4%
GTA	14.5	13.9	4.3%
VRG (1)	13.1	-	-
Average fare	R$ 168.15	R$ 190.04	-11.5%
Yield per passenger kilometer (cents)	18.04	22.33	-19.2%
Passenger revenue per available set kilometer (cents)	11.85	16.60	-28.6%
Operating revenue per available seat kilometer (RASK) (cents)	13.05	17.80	-26.7%
Operating cost per available seat kilometer (CASK) (cents)	14.10	15.03	-6.2%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.48	9.04	-6.2%
Number of Departures	61,013	39,043	56.3%
Average stage length (km)	958	804	19.2%
Average number of operating aircraft during period	87.4	47.2	85.2%
GTA	68.7	47.2	45.6%
VRG (1)	18.7	-	-
Fuel consumption (mm liters)	301.8	166.4	81.4%
Full-time equivalent employees at period end	13,313	7,229	84.2%
GTA	11,124	7,229	53.9%
VRG (1)	2,189	-	-
% of GTA Sales through website during period	81.3%	82.4%	-1.1 pp
% of GTA Sales through website and call center during period	92.1%	92.9%	-0.8 pp
Average Exchange Rate (2)	R$ 1.98	R$ 2.19	-9.6%
End of period Exchange Rate (2)	R$ 1.93	R$ 2.16	-10.6%
Inflation (IGP-M) (3)	0.3%	0.7%	-0.4 pp
Inflation (IPCA) (4)	0.8%	0.1%	+0.7 pp
WTI (avg. per barrel, US$) (5)	$64.95	$70.41	-7.8%
Gulf Coast Jet Fuel Cost (average per liter, US$) (5)	$0.54	$0.55	-1.8%

(1)	VRG data since April 9, 2007

(2)	Source: Brazilian Central Bank

(3)	Source: Fundação Getulio Vargas

(4)	Source: IBGE

(5)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q07	2Q06	% Change

Net operating revenues
Passenger	R$ 1,046,066	R$ 786,849	32.9%
Cargo and Other	105,466	57,179	84.4%

Total net operating revenues	1,151,532	844,028	36.4%

Operating expenses
Aircraft fuel	496,193	283,756	74.9%
Salaries, wages and benefits	178,127	90,175	97.5%
Aircraft rent	136,056	73,442	85.3%
Sales and marketing	85,809	103,630	-17.2%
Landing fees	70,289	31,668	122.0%
Aircraft and traffic servicing	99,993	40,560	146.5%
Maintenance materials and repairs	76,502	34,097	124.4%
Depreciation	29,500	15,920	85.3%
Other	72,477	38,522	88.1%

Total operating expenses	1,244,946	711,770	74.9%

Operating income (loss)	(93,414)	132,258	-170.6%

Other income (expense)
Interest expenses	(40,991)	(23,649)	73.3%
Capitalized interest	4,089	4,355	-6.1%
Interest and investment income	72,879	35,878	103.1%
Other, net	8,983	12,009	-25.2%

Total other income (expense)	44,960	28,593	57.2%

Income (loss) before income taxes	(48,454)	160,851	-130.1%
Income taxes (benefit)	13,083	(54,166)	-124.2%

Net income (loss)	(35,371)	106,685	-133.2%

Earnings (loss) per share, basic	($0.18)	$0.54	-133.3%
Earnings (loss) per share, diluted	($0.18)	$0.54	-133.3%

Earnings (loss) per ADS, basic - US Dollar	($0.09)	$0.25	-136.0%
Earnings (loss) per ADS, diluted - US Dollar	($0.09)	$0.25	-136.0%

Basic weighted average shares outstanding (000)	197,306	196,039	0.6%
Diluted weighted average shares outstanding (000)	197,306	196,166	0.6%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2007	March 31, 2007

ASSETS	6,211,836	4,758,291
Current Assets	3,093,012	3,127,798
Cash and cash equivalents	553,669	618,509
Short-term investments	1,205,474	1,343,808
Receivables, less allowance	763,027	645,417
Inventories	145,930	123,262
Recoverable taxes	88,640	57,721
Prepaid expenses	91,997	71,377
Deposits with lessors	211,457	257,638
Other	32,818	10,066
Property and Equipment, net	1,263,686	1,250,656
Pre-delivery deposits	478,864	554,817
Flight equipment	837,279	729,043
Other	140,764	132,741
Accumulated depreciation	(193,221)	(165,945)
Other Assets	1,855,138	379,837
Deposits with lessors	433,294	307,106
Deferred income tax	26,938	-
Goodwill	255,811	-
Trade names	219,603	-
Routes	778,561	-
Other	140,931	72,731

LIABILITIES AND SHAREHOLDER'S EQUITY	6,211,836	4,758,291
Current Liabilities	1,447,571	934,736
Accounts payable	216,151	106,082
Salaries, wages and benefits	107,305	104,456
Sales tax and landing fees	128,678	106,254
Air traffic liability	368,837	243,884
Short-term borrowings	382,726	176,120
Dividends payable	76,568	72,537
Deferred gains on sale and leaseback transactions	7,171	7,172
Deferred revenue	54,801	-
Deferred income taxes, net	-	8,355
Other	47,272	66,101
Current portion of long-term debt	58,062	43,775
Long Term Liabilities	2,251,045	1,564,203
Long-term debt	1,444,710	1,431,434
Deferred income taxes, net	-	34,349
Deferred gains on sale and leaseback transactions	47,582	49,375
Deferred revenue	610,262	-
Other	148,491	49,045
Shareholder's Equity	2,513,220	2,259,352
Preferred shares (no par value)	1,207,780	848,536
Common shares (no par value)	41,500	41,500
Additional paid-in capital	36,227	35,844
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,178,321	1,289,915
Accumulated other comprehensive loss	9,815	3,980

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q07	2Q06	% Change

Cash flows from operating activities
Net income (loss)	(35,371)	106,685	nm
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	29,500	13,047	126.1%
Allowance for doubtful accounts receivable	7,201	-	nm
Deferred income taxes	22,740	501	4438.9%
Capitalized interest	(4,089)	(10,557)	-61.3%
Changes in operating assets and liabilities
Receivables	(70,510)	22,517	nm
Inventories	(12,338)	(11,021)	11.9%
Deposits with lessors	(59,540)	(12,810)	364.8%
Accounts payable and other accrued liabilities	76,551	(54,253)	nm
Air traffic liability	86,493	44,154	95.9%
Deferred revenue	(566)	-	nm
Dividends	4,031	(32,052)	nm
Deferred income taxes	(43,783)	(16,295)	168.7%
Other, net	(23,333)	(47,820)	-51.2%

Net cash provided by (used in) operating activities	(23,014)	2,096	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	(20,467)	(3,254)	529.0%
Acquisition of VRG, net of cash acquired	(194,087)	-	nm
Acquisition of property and equipment	(118,483)	(49,944)	137.2%
Pre-delivery deposits	80,042	(98,902)	nm
Changes in available-for-sale securities, net	138,334	(245,421)	nm

Net cash used in investing activities	(114,661)	(397,521)	-71.2%
Cash flows from financing activities
Short term borrowings	206,606	2,950	6903.6%
Proceeds from issuance of long-term debt	(64,678)	565,895	nm
Paid subscribed capital	4,405	1,977	122.8%
Dividends paid	(76,223)	(73,646)	3.5%
Others, net	2,725	(4,653)	nm

Net cash provided by financing activities	72,835	492,523	-85.2%

Net increase in cash and cash equivalents	(64,840)	97,098	nm
Cash and cash equivalents at beginning of the period	618,509	136,896	351.8%
Cash and cash equivalents at end of the period	553,669	233,994	136.6%

Cash, cash equiv. and ST invest. at beg. of the period	1,962,317	912,805	115.0%
Cash, cash equiv. and ST invest. at end of the period	1,759,143	1,255,324	40.1%

Supplemental disclosure of cash
flow information
Interest paid	39,886	23,649	68.7%
Income taxes paid	(5,819)	52,516	nm
Accrued capitilized interest	(4,089)	(10,557)	-61.3%
Acquisition paid with shares	359,244	-	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	2Q07	2Q06	% Change

Net operating revenues
Passenger	R$ 1,045,461	R$ 786,849	32.9%
Cargo and Other	105,505	57,179	84.5%

Total net operating revenues	1,150,966	844,028	36.4%

Operating expenses
Aircraft fuel	496,193	283,756	74.9%
Salaries, wages and benefits	177,743	89,494	98.6%
Aircraft leasing	158,366	73,442	115.6%
Sales and marketing	85,942	103,630	-17.1%
Aircraft and traffic servicing	99,993	40,560	146.5%
Landing fees	70,289	31,668	122.0%
Maintenance materials and repairs	76,502	34,097	124.4%
Depreciation and amortization	22,566	15,281	47.7%
Other operating expenses	96,406	52,745	82.8%

Total operating expenses	1,284,000	724,673	77.2%

Operating income (loss)	(133,034)	119,355	nm

Other expense
Interest income (expense), net	11,406	(3,460)	nm

Income (loss) before income taxes	(121,628)	115,895	nm
Income tax and social contribution	243,910	(49,778)	nm

Net income (loss) before reversal of interest on
shareholder's equity	122,282	66,117	84.9%

Reversal of interest on shareholder's equity	34,792	32,052	8.5%

Net income (loss)	157,074	98,169	60.0%

Earnings (loss) per share	R$ 0.78	R$ 0.50	56.0%
Earnings (loss) per ADS - US Dollar	$ 0.40	$ 0.23	73.9%
Number of outstanding shares on the balance
sheet date (000)	202,295	196,206	3.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	June 30, 2007	March 31, 2007

ASSETS	5,253,347	4,174,583
Current Assets	3,003,803	3,070,709
Cash and cash equivalents	844,967	982,540
Short term investments	914,176	979,777
Accounts receivable	763,027	645,417
Inventories	145,930	123,262
Deferred taxes and carryforwards	67,190	70,776
Prepaid expenses	92,087	71,377
Credits with leasing companies	143,698	187,494
Other credits	32,728	10,066
Non-Current Assets	498,950	138,342
Deposits for aircraft leasing contracts	93,249	33,963
Credits with leasing companies	81,755	45,277
Deferred taxes and carryforwards	284,551	21,723
Judicial deposits and others	39,395	37,379
Permanent Assets	1,750,594	965,532
Investments	789,976	2,228
Pre-delivery deposits for flight equipment	478,864	554,817
Property, plant and equipment	447,840	389,622
Deferred	33,914	18,865
LIABILITIES AND SHAREHOLDERS' EQUITY	5,253,347	4,174,583
Current liabilities	1,431,999	890,023
Suppliers	216,192	106,082
Payroll and related charges	107,600	81,589
Taxes obligations	64,217	60,403
Landing fees and duties	64,659	45,851
Air traffic liability	368,837	243,884
Short-term borrowings	427,794	203,522
Dividends and interest on shareholder's equity	76,568	72,537
Employee profit sharing	-	22,867
Smiles mileage program	63,436	-
Other liabilities	42,696	53,288
Non-current	1,270,262	1,190,222
Long-term borrowings	1,182,403	1,158,080
Provision for contingencies	35,813	31,846
Other liabilities	52,046	296
Shareholders' Equity	2,551,086	2,094,338
Capital stock	1,363,729	993,869
Capital reserves	89,556	89,556
Profit reserves	1,087,986	1,006,933
Total comprehensive income, net of taxes	9,815	3,980

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	2Q07	2Q06	% Change

Cash flows from operating activities
Net income (loss)	157,074	98,169	60.0%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	22,604	15,282	47.9%
Capitalized interest	1,007		nm
Provision for doubtful accounts receivable	2,284	783	191.7%
Deferred income taxes	(233,297)	(3,877)	5917.5%
Changes in operating assets and liabilities
Receivables	(70,510)	21,734	nm
Inventories	(12,338)	(11,021)	11.9%
Prepaid expenses, tax recoverable
and other receivables	(34,473)	(25,680)	34.2%
Credits with lessors	7,318	-	nm
Suppliers	76,592	(24,154)	nm
Air traffic liability	86,493	44,154	95.9%
Smiles mileage program	(7,455)	-	nm
Taxes payable	71	(9,558)	nm
Payroll and related charges	15,302	30,285	-49.5%
Provision for contingencies	(3,511)	501	nm
Dividend and Interest on shareholder's capital	(1,282)	(32,052)	-96.0%
Other liabilities	(33,507)	(41,980)	-20.2%

Net cash provided by (used in) operating activities	(27,628)	62,586	nm
Cash flows from investing activities
Financial investments	65,601	(80,733)	nm
Investments	(200,375)	(704)	28362.4%
Deposits for leasing contracts	(45,664)	(20,759)	120.0%
Deferred	(15,049)	(9,578)	57.1%
Pre-delivery deposits	75,953	(98,902)	nm
Property, plant and equipment	(81,791)	(40,512)	101.9%
Other	6,325	-	nm

Net cash used in investing activities	(195,000)	(251,188)	-22.4%
Cash flows from financing activities
Short-term borrowings	147,919	568,845	-74.0%
Capital increase	2,009	238	744.1%
Dividends paid	(70,708)	(115,782)	-38.9%
Total comprehensive income, net of taxes	5,835	(2,914)	nm

Net cash provided by financing activities	85,055	450,387	-81.1%
Net increase in cash and cash equivalents	(137,573)	261,785	nm
Cash and cash equivalents at beginning of the period	982,540	186,530	426.7%

Cash and cash equivalents at end of the period	844,967	448,315	88.5%

Interests paid for the period	39,886	23,649	68.7%
Income tax and social contribution paid for the period	(5,289)	52,516	nm
Issuance of shares for VRG acquisition	367,851	-	nm
Goodwill valued on shareholder’s deficit of VRG	512,317	-	nm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.